Exhibit 99.1

(Besra Gold Inc. formerly Olympus Pacific Minerals Inc.)

Notice To The Reader
The accompanying unaudited interim condensed consolidated financial statements for the three and six-month period ended December 31, 2012 (“Financial Statements”) and all information contained in the management discussion and analysis for the three and six-month period ended December 31, 2012 have been prepared by and are the responsibility of the management of Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) and its subsidiaries.

The Audit Committee of the Board of Directors, consisting of three members, has reviewed the Financial Statements and related financial reporting matters. The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Financial Statements
Consolidated Statement of Comprehensive Income	1
Consolidated Statement of Financial Position	2
Consolidated Statement of Changes in Equity	3
Consolidated Statement of Cash Flows	4

Notes to Financial Statements
1. Corporate Information	5
2. Statement of Compliance	5
3. Basis of Preparation and Going Concern	5
4. Accounting Policies	5
5. Significant Accounting Judgments, Estimates and Assumptions	5
6. Changes in Accounting Policies, New Standards and Interpretations	5
7. Segment Analysis	6
8. Earnings Per Share	7
9. Property, Plant and Equipment	7
10. Deferred Exploration Expenditure	8
11. Deferred Development Expenditure	8
12. Mine Properties	8
13. Trade and Other Receivables	8
14. Inventories	9
15. Provisions	9
16. Loans and Borrowings	10
17. Derivative Financial Liabilities	13
18. Trade and Other Payables	14
19. Issued Capital and Reserves	15
20. Employee Entitlements	17
21. Related Party Disclosure	17
22. Commitments, Contingencies and Contractual Obligations	19
23. Subsequent Events	19

Financial Statements (Unaudited)
December 31, 2012
Consolidated Statement of Comprehensive Income
For the three and six months ended December 31, 2012

	3 months	3 months	6 months	6 months
(US$) (unaudited)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011

Sales	21,546,213	28,761,701	40,715,713	41,226,950

Mine operating costs
Cost of sales	8,276,825	9,978,160	18,228,251	16,120,310
Royalty expense	2,790,972	3,903,374	4,994,754	6,132,750
Environmental fees	945,091	-	1,736,524	-
Depreciation and amortization	5,663,795	9,251,694	10,325,329	11,668,441
	17,676,683	23,133,228	35,284,858	33,921,501

Earnings from mine operations	3,869,530	5,628,473	5,430,855	7,305,449

Corporate and administrative expenses	3,537,829	3,612,871	6,737,798	6,700,629

Earnings from operations	331,701	2,015,602	(1,306,943)	604,820

Capital restructure costs (note 16)	4,051,064	-	4,051,064	-
Finance expenses	2,895,806	2,738,993	5,479,906	5,368,724
Loss (gain) on gold loan principal repayments	1,201,506	(1,373,967)	1,201,506	(1,373,967)
Derivatives – fair value revaluation	(4,290,400)	(3,651,152)	(4,879,065)	(9,365,847)
Foreign exchange (gain) loss	(223,775)	33,644	214,759	(650,240)
	3,634,201	(2,252,482)	6,068,170	(6,021,330)

(Loss) income for the period before income tax	(3,302,500)	4,268,084	(7,375,113)	6,626,150
Income tax expense	1,298,105	2,249,646	891,444	4,188,538
Total comprehensive (loss) income for the period	(4,600,605)	2,018,438	(8,266,557)	2,437,612

Attributable to:
Equity owners	(4,532,101)	1,897,676	(8,375,380)	1,725,341
Non-controlling interest	(68,504)	120,762	108,823	712,271

(Loss) earnings per share attributable to equity owners (note 8)
Basic	(0.012)	0.005	(0.022)	0.005
Diluted	(0.012)	0.005	(0.022)	0.005

See accompanying notes to the Financial Statements

1 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
Consolidated Statement of Financial Position
As at December 31, 2012

US$ (unaudited)	Note	Dec 31, 2012	June 30, 2012
ASSETS
Non-current
Advances on plant & equipment		81,003	147,247
Property, plant & equipment	9	29,506,444	32,826,934
Deferred exploration and expenditure	10	22,669,835	21,428,562
Deferred development expenditure	11	10,276,558	10,636,534
Mine properties	12	36,322,843	37,165,314
		98,856,683	102,204,591
Current
Cash and cash equivalents		4,723,557	3,397,728
Trade and other receivables	13	2,334,628	1,614,115
Inventories	14	11,234,086	11,295,411
Prepaid expenses		1,129,193	2,605,304
		19,421,464	18,912,558
Total assets		118,278,147	121,117,149

LIABILITIES
Non-current
Provisions	15	872,345	1,151,327
Derivative financial liabilities	17	5,448,542	6,063,607
Convertible notes	16	14,180,120	24,320,588
Interest-bearing loans and borrowings	16	17,593,732	-
Deferred tax liabilities		7,194,947	7,228,227
		45,289,686	38,763,749
Current
Provisions	15	1,222,533	1,219,683
Derivative financial liabilities	17	1,531,000	3,280,000
Trade and other payables	18	19,353,469	14,323,461
Other financial liabilities		754,227	872,782
Interest-bearing loans and borrowings	16	6,990,212	11,474,321
Convertible notes	16	175,977	621,092
		30,027,418	31,791,339
Total liabilities		75,317,104	70,555,088

EQUITY
Issued capital and reserves	19	130,267,041	129,495,807
Deficit		(89,478,538)	(81,103,158)
		40,788,503	48,392,649
Non-controlling interest		2,172,540	2,169,412
Total equity		42,961,043	50,562,061

Total liabilities and equity		118,278,147	121,117,149

Commitments, contingencies and contractual obligations	22
See accompanying notes to the Financial Statements

2 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

Consolidated Statement of Changes in Equity

For the six months ended December 31, 2012
US$ (unaudited)	Issued Capital	Deficit	Reserves (note 19)	Non-Controlling Interest	Total Equity
Balance at July 1, 2012	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
(Loss) income for the six-month period	-	(8,375,380)	-	108,823	(8,266,557)
Options granted and vested	-	-	1,265,539	-	1,265,539
Investment in subsidiary	-	-	(494,305)	(105,695)	(600,000)
Balance at December 31, 2012	135,134,697	(89,478,538)	(4,867,656)	2,172,540	42,961,043

For the six months ended December 31, 2011
US$ (unaudited)	Issued Capital	Deficit	Reserves (note 19)	Non-Controlling Interest	Total Equity
Balance at July 1, 2011	135,836,094	(67,508,371)	(5,121,206)	5,208,138	68,414,655
Loss for the six-month period	-	1,725,341	-	712,271	2,437,612
Issue of share capital	83,883	-	-	-	83,883
Share capital cancelled	(73,022)	-	-	-	(73,022)
Options granted and vested	-	-	661,666	-	661,666
Balance at December 31, 2011	135,846,955	(65,783,030)	(4,459,540)	5,920,409	71,524,794

See accompanying notes to the Financial Statements

3 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

Consolidated Statement of Cash Flows
For the three and six months ended December 31, 2012

	3 months	3 months	6 months	6 months
US$ (unaudited)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Operating activities
(Loss) income for the period after tax	(4,600,605)	2,018,438	(8,266,557)	2,437,612
Items not affecting cash
Amortization	5,663,795	9,251,694	10,325,329	11,668,441
Gain on gold loan principal repayment	1,201,507	(1,373,967)	1,201,507	(1,373,967)
Loss of disposal of capital assets	10,637	225,395	10,637	225,242
Stock-based compensation expense	652,358	346,927	1,265,539	661,665
Deferred income tax	663,428	(71,255)	227,416	353,724
Deferred issuance costs	3,535,346	-	3,535,346	-
Derivatives revaluation	(4,290,400)	(3,651,152)	(4,879,065)	(9,365,847)
Interest and accretion of term loans	611,474	577,113	2,575,243	2,640,033
Unrealized foreign exchange	(223,775)	(269,943)	136,785	(872,457)
ARO accretion adjustment	(25,281)	20,249	61,547	41,038
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	165,490	(32,435)	155,597	(1,620,846)
Trade and other payables	4,395,339	5,360,963	4,708,575	10,140,391
Inventory	(3,746,973)	(1,126,920)	(4,134,876)	(4,254,386)
Cash provided by operating activities	4,012,341	11,275,107	6,923,025	10,680,643
Investing activities
Deferred exploration and development costs	(2,265,935)	(5,213,736)	(4,998,171)	(9,700,268)
Acquisition of property, plant and equipment	(584,623)	(1,289,334)	(1,069,755)	(3,237,562)
Cash used in investing activities	(2,850,558)	(6,503,070)	(6,067,926)	(12,937,830)
Financing activities
Finance lease payments	(380,144)	(399,720)	(829,712)	(399,720)
Repayment of the secured bank loan	(461,000)	-	(461,000)	-
Proceeds from the secured bank loan	-	-	1,744,781	-
Purchase of shares through share buy-back	-	(73,022)	-	(73,022)
Capital contributions form JV partner	-	750,000	-	750,000
Proceeds from options and warrants exercised	-	(748,513)	-	(748,513)
Cash (used in) provided by financing activities	(841,144)	(471,255)	454,069	(471,255)
Increase (decrease) in cash during the period	320,639	4,300,782	1,309,168	(2,728,442)
Cash – beginning of the period	4,386,535	4,367,768	3,397,728	11,494,263
Effect of foreign exchange rate changes on cash	16,383	61,698	16,661	(35,573)
Cash – end of period	4,723,557	8,730,248	4,723,557	8,730,248

Supplemental information
Interest paid	1,945,468	2,059,993	2,472,389	2,563,524
Income taxes paid	511,961	1,430,989	511,961	3,077,065

See accompanying notes to the consolidated financial statements

4 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

1. Corporate Information
The unaudited interim condensed consolidated financial statements (“Financial Statements”) of Besra Gold Inc. (formerly known as Olympus Pacific Minerals Inc.) (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) for the three and six-month period ended December 31, 2012 were authorized for issue in accordance with a resolution of the Company’s board of directors on February 13, 2013. Besra is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publically traded on the Toronto Stock Exchange (“TSX”), the Australian Securities Exchange (“ASX”) and the OTCQX in the United States of America.

The principal activities of the Group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company has two key properties located in Central Vietnam: the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in Central Malaysia: The Bau Gold property; and, one key property in the Northern Philippines: The Capcapo Gold property.

2. Statement of Compliance
These Financial Statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. The Financial Statements do not include all of the information and disclosure required in the annual financial statements, and should therefore be read in conjunction with the annual financial statements for the year ended June 30, 2012, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).

3. Basis of Preparation and Going Concern
The Financial Statements are presented in United States (“US”) dollars, which is the Company’s functional and the Group’s presentation currency.

These Financial Statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

During the three and six-month periods ended December 31, 2012, the Group incurred a net loss of US$4.6 million and US$8.4 million, respectively. During the quarter ended June 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cash flows and profitability. The Phuoc Son Mine has now resumed normal operations. As at December 31, 2012 the Group’s current liabilities exceeded its current assets by US$10.6 million. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to continue profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.

These Financial Statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. If the “going concern” assumption was not appropriate for these Financial Statements, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated balance sheet classification, which could be material, may be necessary.

4. Accounting Policies
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2012 as described in those annual financial statements.

5. Significant Accounting Judgments, Estimates and Assumptions
The preparation of these Financial Statements for the Group in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Financial Statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is described in the annual financial statements for the year ended June 30, 2012.

6. Change in Accounting Policies, New Standards and Interpretations
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended IFRS or interpretations applicable to the Group which were issued and were effective at July 1, 2012.

5 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

7. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

▪	The Company’s Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

▪	The Company’s Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.

Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the Financial Statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

All revenues are transacted via one merchant on behalf of external customers unknown to the Group.

US$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non- current assets	Current assets	Liabilities
At December 31, 2012
Vietnam	29,039,254	9,903,355	10,276,558	4,496,406	81,003	53,796,576	18,683,408	24,410,397
Malaysia	144,572	12,766,480	-	31,276,437	-	44,187,489	249,816	6,624,547
Other	322,618	-	-	550,000	-	872,618	488,240	44,282,160
Total	29,506,444	22,669,835	10,276,558	36,322,843	81,003	98,856,683	19,421,464	75,317,104

At June 30, 2012
Vietnam	32,461,421	10,764,709	10,636,534	5,338,877	147,247	59,348,788	16,122,295	18,374,461
Malaysia	139,248	10,663,853	-	31,276,437	-	42,079,538	131,511	7,129,422
Other	226,265	-	-	550,000	-	776,265	2,658,752	45,051,205
Total	32,826,934	21,428,562	10,636,534	37,165,314	147,247	102,204,591	18,912,558	70,555,088

	3 months Dec 31, 2012		3 months Dec 31, 2011		6 months Dec 31, 2012		6 months Dec 31, 2011
US$	Revenue	Total comprehensive income (loss)	Revenue	Total comprehensive income (loss)	Revenue	Total comprehensive income (loss)	Revenue	Total comprehensive income (loss)
Vietnam	21,546,213	2,239,324	28,761,701	3,576,261	40,715,713	3,105,199	41,226,950	3,387,315
Malaysia	-	(644,849)	-	(29,358)	-	(39,136)	-	(523,959)
Other	-	(6,195,080)	-	(1,528,465)	-	(11,332,620)	-	(425,744)
Total	21,546,213	(4,600,605)	28,761,701	2,018,438	40,715,713	(8,266,557)	41,226,950	2,437,612

6 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

8. Earnings Per Share
	3 months	3 months	6 months	6 months
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Basic Earnings per Share Attributable to Equity Owners
(Loss) earnings for the period (US$)	(4,532,101)	1,897,676	(8,375,380)	1,725,341
Weighted average number of common shares outstanding	378,781,186	381,054,614	378,781,186	380,903,627
Basic Earnings per Share Attributable to Equity Owners (US$)	(0.012)	(0.005)	(0.022)	0.005
Net (loss) earnings used to calculate diluted earnings per share (US$)	(4,532,101)	1,897,676	(8,375,380)	1,725,341
Weighted average number of common shares outstanding	378,781,186	381,054,614	378,781,186	380,903,627
Dilutive effect of stock options outstanding and convertible notes (US$)	118,760	967,077	115,468	967,077
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,899,946	382,021,691	378,896,654	381,870,704
Diluted (loss) earnings per share (US$)	(0.012)	0.005	(0.022)	0.005

Basic earnings per share is calculated by dividing the net profit (loss) for the period attributable to the equity owners of Besra by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is based on basic earnings (loss) per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

9. Property, Plant and Equipment
US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At July 1, 2012 net of accumulated depreciation	1,692,847	17,065,925	13,350,089	718,073	32,826,934
Additions	19,642	1,519,238	26,418	167,380	1,732,678
Disposals	-	(23,838)	-	-	(23,838)
Reclassifications	111,605	101,321	216,726	(429,652)	-
Depreciation	(239,319)	(2,833,296)	(1,960,747)	-	(5,033,362)
Translation adjustments	-	4,032	-	-	4,032
At December 31, 2012, net of accumulated depreciation	1,584,775	15,833,382	11,632,486	455,801	29,506,444
At December 31, 2012: Cost	3,355,985	33,943,958	21,178,008	570,801	59,048,752
Accumulated depreciation	1,683,210	16,392,576	8,998,522	-	27,074,308
Impairment provision	88,000	1,718,000	547,000	115,000	2,468,000
Net carrying amount	1,584,775	15,833,382	11,632,486	455,801	29,506,444

The carrying value of plant and equipment held under finance leases at December 31, 2012 is US$1,566,704 (June 30, 2012: US$1,044,917).

Included in the net carrying value of buildings, plant & equipment and infrastructure at December 31, 2012 were amounts of US$0.2 million, US$1.6 million and US$1.6 million respectively (June 30, 2012: US$0.2 million, US$1.8 million and US$1.9 million, respectively) for interest and borrowing costs capitalized for the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

Plant and equipment with a carrying value of US$10,443,495 at December 31, 2012 has been pledged as security for a bank loan (Note 16).

7 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
10. Deferred Exploration Expenditure
US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	Total
Cost as at July 1, 2012	3,904,185	7,859,530	10,663,853	796,583	23,224,151
Additions	4,942	52,954	2,102,629	-	2,160,525
Cost as at December 31, 2012	3,909,127	7,912,484	12,766,482	796,583	25,384,676
Accumulated amortization as at July 1, 2012	(226,844)	(1,568,745)	-	-	(1,795,589)
Amortization for the period	-	(919,252)	-	-	(919,252)
Accumulated amortization as at December 31, 2012	(226,844)	(2,487,997)	-	-	(2,714,841)
Net book value as at July 1, 2012	3,677,341	6,290,785	10,663,853	796,583	21,428,562
Net book value as at December 31, 2012	3,682,283	5,424,487	12,766,482	796,583	22,669,835

As the Company did not yet have unencumbered access to the Capcapo property at December 31, 2012, exploration costs incurred to date in 2012 in respect of this property have been expensed.

11. Deferred Development Expenditure
US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Cost as at July 1, 2012	17,673,776	21,371,356	39,045,132
Additions	702,676	2,134,970	2,837,646
Cost as at December 31, 2012	18,376,452	23,506,326	41,882,778
Accumulated amortization as at July 1, 2012	(6,139,117)	(13,202,822)	(19,341,939)
Amortization for the period	(1,435,832)	(1,761,790)	(3,197,622)
Accumulated amortization as at December 31, 2012	(7,574,949)	(14,964,612)	(22,539,561)
Impairment provision as at July 1, 2012 and December 31, 2012*	(9,066,659)	-	(9,066,659)
Net book value as at July 1, 2012	2,468,000	8,168,534	10,636,534
Net book value as at December 31, 2012	1,734,844	8,541,714	10,276,558

* Impairment provision relates to the impairment of the Nui Kim project in Bong Mieu.

12. Mine Properties
US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at July 1, 2012 and December 31, 2012	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Accumulated amortization as at July 1, 2012	(1,501,475)	(2,708,715)	-	-	-	(4,210,190)
Amortization for the period	(402,149)	(440,322)	-	-	-	(842,471)
Accumulated amortization as at December 31, 2012	(1,903,624)	(3,149,037)	-	-	-	(5,052,661)
Net book value as at July 1, 2012	1,719,195	2,286,349	31,276,437	1,333,333	550,000	37,165,314
Net book value as at December 31, 2012	1,317,046	1,846,027	31,276,437	1,333,333	550,000	36,322,843

13. Trade and Other Receivables
US$ As at	Dec 31, 2012	June 30, 2012
Trade receivables	-	45,490
Vietnam value-added tax	1,570,622	854,784
Deposits	672,737	657,956
Other receivables	91,269	55,885
Total	2,334,628	1,614,115
14. Inventories
US$ As at	Dec 31, 2012	June 30, 2012
Doré bars and gold bullion	5,732,380	4,991,918
Ore in stockpiles	172,251	474,492
Gold in circuit	1,209,401	1,064,236
Mine operating supplies & spares	4,120,054	4,764,765
Total	11,234,086	11,295,411

8 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
15. Provisions
US$	Asset retirement obligations	Employee entitlements	Other	Total
At January 1, 2012	1,715,959	148,467	450,584	2,315,010
Arising during the six months	48,265	223,013	457,325	728,603
Write back of unused provisions	-	-	(2,675)	(2,675)
Accretion	77,757	-	-	77,757
Utilization	(90,010)	(171,611)	(486,064)	(747,685)
At June 30, 2012	1,751,971	199,869	419,170	2,371,010
Arising during the six months	(48,049)	311,226	252,781	515,958
Write back of unused provisions	-	-	(1,915)	(1,915)
Accretion	73,312	-	-	73,312
Utilization	(4,627)	(395,108)	(463,752)	(863,487)
At December 31, 2012	1,772,607	115,987	206,284	2,094,878

Comprising at June 30, 2012
Current	600,644	199,869	419,170	1,219,683
Non-current	1,151,327	-	-	1,151,327
Total	1,751,971	199,869	419,170	2,371,010
Comprising at December 31, 2012
Current	900,262	115,987	206,284	1,222,533
Non-current	872,345	-	-	872,345
Total	1,772,607	115,987	206,284	2,094,878

Asset Retirement Obligations
In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized US$2,044,783 in provisions before discount for this purpose. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at the date of the Consolidated Statement of Financial Position. The provision has been calculated using a discount rate of 6.9 percent. The rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the Consolidated Statement of Comprehensive Income may be impacted.

Employee Entitlements
Employee entitlements include the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.

Other
Other provisions mainly represent a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

 9 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
16. Loans and Borrowings
US$ As at	Dec 31, 2012	June 30, 2012
Non-current liabilities
Convertible notes	14,180,120	24,320,588
Gold-linked notes	17,593,732	-
Total non-current liabilities	31,773,852	24,320,588
Current liabilities
Current portion of convertible notes	175,977	621,092

Current portion of gold-linked notes	147,080	-
Gold loan	2,530,758	8,445,728
Secured bank loan	4,312,374	3,028,593
Total current interest bearing loans and borrowings	6,990,212	11,474,321
Total current liabilities	7,166,189	12,095,413

					Face Value
As at December 31, 2012	Currency	Maturity	Interest Rate (%)	Number of Units	Dec 31, 2012	June 30, 2012
Gold Loan	USD	May-13	8	649	2,766,237	9,360,000
Gold-linked notes (amended Gold Loan)	USD	May-15	8	898	5,581,822	-
9% CAD Convertible notes	CAD	Mar-14	9	7,567,264	6,356,499	10,676,355
Gold-linked notes (amended 9% CAD convertible notes)	CAD	May-15	8	5,142,679	4,319,856	-
8% CAD Convertible notes	CAD	Apr-15	8	15,000,000	15,000,000	15,000,000
8% USD Convertible notes	USD	May-15	8	1,469,000	1,469,000	14,600,00
Gold-linked notes (amended 8% USD convertible notes)	USD	May-15	8	13,131,000	13,131,000	-
Secured bank loan	USD	Dec-12 to Apr-13	5.5	4,312,374	4,312,374	3,028,593

Gold Loan
As at December 31, 2012, the Gold Loan has a face value of US$2,766,237 (June 30, 2012: US$9,360,000). The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$15,366,228 and transfer of US$3,827,535 to the Amended Gold Loan following the restructure of the terms of the original notes (see below).

The original Gold Loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver gold as settlement of the loan’s principal, subject to the adjustment feature described in note 17.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income (loss) in the Consolidated Statement of Comprehensive Income. The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The Gold Loan requires the Company to meet certain covenants, all of which had been met as at December 31, 2012, including affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

10 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
Convertible Notes
At December 31, 2012

Convertible Notes	Effective Interest Rate before November 21 (%)	Effective Interest Rate after November 21 (%)	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes	31.9	33.6	0.42	15,134,521
8% CAD Notes	36.8	36.8	0.50	30,000,000
8% USD Notes	24.5	26.1	0.51	2,880,392

The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at December 31, 2012, including the affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

9% CAD Notes

The 9% CAD Notes have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.

8% CAD Notes

The notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share. None of the 8% CAD Notes were restructured on November 21, 2012.

8% USD Notes
The notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

Gold-Linked Notes
On November 21, 2012 the Company finalized amendments to its existing convertible and gold loan notes. Following a consent solicitation process undertaken with the applicable noteholders, 41, 40 and 90 percent of the outstanding princial amounts of the Gold Loan notes, 9% CAD convertible notes and 8% USD convertible notes, were amended into 8% Gold-Linked notes due May 6, 2015.

Capital restructure expenses amounted to US$4 million and consist of US$1.8 million of the increase in face value of the amended gold loan from US$3.8 million to US$5.6 million, US$2 million of the deferred fees on old debt expensed upon adoption of the extinguishment accounting and US$0.2 million of consultant fees.

Gold-linked Notes - Amended Gold Loans
Under the amended Gold-Linked notes the original Gold Loan was increased by US$1,754,286 to reflect the value accrued under the Gold Loan at the rate of US$1,750 per ounce of gold to be delivered up to maturity. Also removed was the obligation of the Company to make any gold deposits. The maturity date was amended to May 6, 2015. The amended gold linked note provides the note holders with a right to redeem their notes on May 31, 2013. Gold Price Participation option (“2012 GPPA”) entitle the note holders to share in 70 percent of the increase in the gold price beyond US$1,750 per ounce from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (gold price to be calculated on 20 day average price May 6, 2015).

The amendment of terms created a debt extinguishment for accounting purposes. Consequently, a portion of the loan was derecognized and a new loan recognized at fair value, creating a loss on extinguishment of debt in the amount of US$175,087. The fair value of US$4,595,822 was estimated using discounted future cash flows and the residual was allocated to the derivative value of gold price participation and put options in the amount of US$986,000. The carrying value of the loan at December 31, 2012 was US$4,679,358.

Gold-linked Notes - Amended 9% CAD Convertible Notes
The amended notes are not convertible into or exchangeable for any other securities of the Company, pay interest at the rate of 8 percent per annum, mature on May 6, 2015, and entitle the holders to share in 70 percent of the increase in the gold price beyond US$1,750 per ounce from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (gold price to be calculated on 20 day average price May 6, 2015).

11 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

The amendment of terms created a debt extinguishment for accounting purposes. Consequently, the portion of the loan was derecognized and a new loan recognized at fair value, creating a loss on extinguishment of debt in the amount of US$867,735. The fair value of US$3,865,286 was estimated using discounted future cash flows and the residual was allocated to the derivative value of gold price participation and put options in the amount of US$379,000. The carrying value of the loan at December 31, 2012 was US$4,014,360.

Gold-linked Notes – Amended 8% USD Convertible Notes
The amended notes are not convertible into or exchangeable for any other securities of the Company, pay interest at the rate of 8 percent per annum, mature on May 6, 2015, and entitle the holders to share in 70 percent of the increase in the gold price beyond US$1,750 per ounce from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (gold price to be calculated on 20 day average price May 6, 2015).

The amendment was not considered to be a substantial modification of the terms of an amended portion 8% USD convertible note liability and the modification is not accounted for as an extinguishment. Costs or fees related to original notes adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability. The fair value of US$4,334,710 was estimated using discounted future cash flows and the residual was allocated to the original and new issue costs, original warrants and derivative value of gold price participation and put options in the amounts of US$1,346,720,  US$1,837,989 and US$1,150,000, respectively. The carrying value of the loan at December 31, 2012 was US$9,047,093.

Secured Bank Loan
In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with Vietcombank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate is specified at the time of drawdown and may be adjusted every three months. The interest rate for drawdowns to December 31, 2012 is 5.5 percent per annum. The bank loan is secured over plant and equipment with a net carrying value of US$10,443,495 (Note 9).

12 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

17. Derivative Financial Liabilities
US$ As at	Dec 31, 2012	June 30, 2012
Gold loan - gold price movement derivative	1,107,000	3,280,000
Gold loan vested broker warrants - conversion option	1,998	52,034
Convertible notes - conversion option	1,909,902	3,322,698
Convertible notes vested warrants - conversion option	1,817,642	2,688,875
Gold-linked notes - gold price participation and put options	2,143,000	-
	6,979,542	9,343,607

Current portion	1,531,000	3,280,000
Non-current portion	5,448,542	6,063,607
Total	6,979,542	9,343,607

Gold Loan - Gold Price Movement Derivative
The Gold loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular 6 monthly intervals leading up to the maturity date. The amount of gold that must be delivered is established by reference to an original Gold Price Participation Arrangement (“2010 GPPA”). Under certain conditions, the 2010 GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices. However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above. The call option component of the gold note, a derivative liability of the Company, has a value of US$1,107,000 at December 31, 2012 (US$3,280,000 as at June 30, 2012). The put option component of the gold notes had no value at December 31, 2012 (US$16,000 as at June 30, 2012).

Inputs used when valuing the 2010 GPPA, call and put option components of the original Gold Loan are:
	Dec 31, 2012	June 30, 2012
Gold futures prices per ounce (US$)	1,679	1,608 to 1,614
Exercise price (call options) per ounce (US$)	1,200	1,200
Term to maturity (years)	0.42	0.42 to 0.92
Annualized volatility (%)	25	25 to 30
Risk free rate (%)	0.2	0.2 to 0.3

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company’s functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the consolidated statement of comprehensive income.

Gold-Linked Notes (Amended Gold Loan Notes)
The Gold Loan was issued in 898 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan matures on May 6, 2015. Holders of Amended Notes are entitled to participate in any increase in the gold price via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date (Gold Price Participation Agreement related to amended notes or “2012 GPPA”). Holders of Amended Notes also received a right to redeem their notes on May 31, 2013 (the “Note Holder Redemption Right”) by providing at least 30 days’ notice to the Company. Such redemption notice will also specify whether the holder elects to receive the redemption proceeds in gold in specie or in cash. Holders who exercise such redemption right will receive redemption proceeds equal to: (i) that number of ounces as such holder would have been entitled to had their note not been amended (the “Ounce Entitlement”) if they elect to receive gold in specie, or the Ounce Entitlement multiplied by the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding May 28, 2013 (being three business days prior to the May 31, 2013 redemption date)), plus (ii) any accrued and unpaid interest. Holders of Amended Notes will have the option upon notice provided to the Company no later than March 6, 2015, to receive on the maturity date in lieu of the Redemption Price in cash, the equivalent value in gold in specie. In such event, the quantity of gold to be delivered will be calculated by dividing the Redemption Price by the Maturity Gold Price.  “Maturity Gold Price” means the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the maturity reference date (May 1, 2015) subject to a minimum Maturity Gold Price of US$1,850.

13 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
The 2012 GPPA and put option features of the Amended Gold Loan are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and put option components of the amended gold note, a derivative liability of the Company, has a value of US$416,000 and US$424,000, respectively, at December 31, 2012 (US$0 as at June 30, 2012). The call option component of the amended gold note had nil value at December 31, 2012 (US$0 as at June 30, 2012).

Inputs used when valuing the 2012 GPPA, put and call option components of the Amended Gold Loan are:
Dec 31, 2012
Gold price per ounce (US$)	1,664.52
Exercise price (put options) per ounce (US$)	1,750
Term to maturity (years)	0.42
Expected gold volatility (%)	18
Annual risky rate (%)	22
Risk free rate (gold rate) (%)	0.8

Gold-Linked Notes (Amended Convertible Notes)
Holders of Amended Notes are entitled to participate in any increase in the gold price from the via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date, May 6, 2015.

The 2012 GPPA option features of the amended convertible USD notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended convertible notes, a derivative liability of the Company, has a value of US$979,000 and US$0, respectively, at December 31, 2012 (both US$0 as at June 30, 2012).

The 2012 GPPA option features of the amended convertible CAD notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended convertible notes, a derivative liability of the Company, has a value of US$324,000 and US$0, respectively, at December 31, 2012 (both US$0 as at June 30, 2012).

Inputs used when valuing the 2012 GPPA and call option components of the Amended Convertible Notes are:
Dec 31, 2012
Gold price per ounce (US$)	1,664.52
Exercise price (put options) per ounce (US$)	1,750
Term to maturity (years)	0.42
Expected gold volatility (%)	18
Annual risky rate (%)	22
Risk free rate (gold rate) (%)	0.8

Convertible Notes
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company’s functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the Consolidated Statement of Comprehensive Income.

18. Trade and Other Payables
US$ As at	Dec 31, 2012	June 30, 2012
Current:
Trade payables	12,488,639	10,769,703
Accruals and other payables	6,864,830	3,553,758
Total	19,353,469	14,323,461

14 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

19. Issued Capital and Reserves
Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.

There has been no movement in the capital stock of the Company for the three-month period ended December 31, 2012.
	Number of Shares	Amount (US$)
Common shares, June 30, 2012	378,781,186	135,134,697
Common shares, December 31, 2012	378,781,186	135,134,697

Stock Options
Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the six-month period ended December 31, 2012.

	Dec 31, 2012		June 30, 2012
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	37,882,756	0.47	35,278,977	0.54
Granted	5,532,500	0.24	14,737,960	0.42
Exercised	-	-	(1,092,960)	0.12
Cancelled/expires	(2,767,671)	0.57	(11,041,221)	0.66
Outstanding, end of the period	40,667,585	0.43	37,882,756	0.47
Options exercisable at the end of the period	22,128,792	0.49	24,433,130	0.50

15 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

The following table summarizes information about the stock options outstanding as at December 31, 2012.

	Options Outstanding			Options Exercisable
Range of exercise price CAD	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price CAD	Number exercisable	Weighted average exercise price CAD
0.12	297,654	1.01	0.12	297,654	0.12
0.20 - 0.29	7,387,500	4.59	0.25	-	-
0.30 - 0.39	4,470,000	4.25	0.33	-	-
0.40 - 0.49	13,697,184	2.63	0.41	13,677,184	0.41
0.50 - 0.59	9,285,558	3.88	0.52	2,707,598	0.53
0.60 – 0.69	2,350,000	2.72	0.60	2,316,667	0.60
0.70 – 0.79	2,763,022	3.12	0.72	2,713,022	0.72
0.80 – 0.89	416,667	.74	0.80	416,667	0.80
	40,667,585		0.43	22,128,792	0.49

During the three-month period ended December 31, 2012, no new options were issued to directors, officers, employees and consultants of the Company. Options granted in the six-month period to December 31, 2012 have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All of the options issued during the six-month period to December 31, 2012 vest twelve months after the grant date.

Warrants
There has been no movement in the number of warrants of the Company for the six-month period ended December 31, 2012.

	Dec 31, 2012		June 30, 2012
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	39,508,908	0.86	39,508,908	0.86
Outstanding, end of the period	39,508,908	0.86	39,508,908	0.86

Reserves
The changes in other reserves for the six-month period ended December 31, 2012 is as follows:
US$	Other reserves	Broker warrants	Foreign currency	Equity based compensation reserve	Investment premium reserve	Total
Balance at July 1, 2012	(93,627)	1,418,045	(2,513,078)	13,051,470	(17,501,700)	(5,638,890)
Options granted and vested	-	-	-	1,265,539	(494,305)	771,234
Balance at December 31, 2012	(93,627)	1,418,045	(2,513,078)	14,317,009	(17,996,005)	(4,867,656)

Other Reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

Broker Warrants
This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.

Foreign Currency Translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Equity Based Compensation Reserve
This reserve records the movements in equity based compensation.

Investment Premium Reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.

16 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

20. Employee Entitlements

Share Based Payments

Equity settled share based payments are valued at grant date using a Black Scholes model.

Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The total share compensation expense recognized for stock options during the six-month period ended December 31, 2012 is US$1,265,539 (six-month period ended December 31, 2011 - US$661,665).

During the six-month period ended December 31, 2012, 5,532,500 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at US$397,533. These options have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All 5,532,500 options issued during the six-month period ende December 31, 2012 vest after 12 months from the grant date.

21. Related Party Disclosure
The consolidated financial statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:
		% equity held as at December 31
Name	Country of Incorporation	2012	2011
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.79	80.53
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of the key management of the Group was as follows:
	3 months	3 months	6 months	6 months
(US$)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Management fees and salary	612,004	838,777	1,375,580	1,479,728
Share based compensation	460,671	271,842	865,928	510,075
Total compensation of key management	1,072,675	1,110,619	2,241,508	1,989,803

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.

17 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:
			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Dec 31, 2012	June 30, 2011
Jun-08	Jan-13	0.40	1,809,000	1,809,000
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	2,250,000	2,250,000
Jun-10	Apr-15	0.60	2,250,000	2,250,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sep-11	Sep-16	0.532	751,599	751,599
Jan-12	Jan-17	0.420	1,250,000	1,250,000
Feb-12	Feb-17	0.520	3,472,872	3,472,872
Mar-12	Mar-17	0.330	3,015,000	3,015,000
May-12	May-13	0.320	150,000	150,000
Total			18,090,467	18,090,467

Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.
		Value of Units Outstanding (US$)
As at	Units	Dec 31, 2012	June 30, 2012
14/05/2008	116,667	24,576	28,452
14/05/2009	120,690	25,423	29,433
Total of deferred share units outstanding	237,357	49,999	57,885

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs granted as at December 31, 2012 were 237,357 units. No DSUs were granted during the six-month period ended December 31, 2012, and 237,357 were due to be paid out at December 31, 2012. Liabilities related to this plan are recorded in accrued liabilities and totaled US$49,999 as at December 31, 2012 (as at December 31, 2011 - US$188,491). Compensation income related to this plan for the six-month period ended December 31, 2012 was US$7,886 (income for the six-month period ended December 31, 2011: US$88,536).

Management Fees and Reimbursement of Expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and 2011; Action Management Limited and Starsail Capital Limited associated with Charles Barclay in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011; Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust Limited associated with John Seton in 2012 and 2011; K&K Management GmbH associated with Klaus Leiders in 2012 and 2011; and Bolt Solutions Corporation associated with Darin Lee in 2012.

18 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012

22. Commitments, Contingencies and Contractual Obligations
As at December 31, 2012
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Thereafter
Finance lease obligations	754,225	754,225	-	-	-	-
Operating leases	701,952	499,609	125,826	63,765	12,752	-
Purchase obligations - supplies & services	2,632,787	2,632,787	-	-	-	-
Purchase obligations - capital	10,181,785	4,181,785	6,000,000	-	-	-
Asset retirement obligations	1,917,588	454,971	602,497	156,810	703,310	-
Total	16,188,337	8,523,377	6,728,323	220,575	716,062	-

In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.

23. Subsequent Events
On January 30, 2013, the Company acquired for US$1,400,000 a further 1.26 percent holding in North Borneo Gold Sdn Bhd bringing its effective holding to 85.05 percent.

Phuoc Son obtained a credit facility of US$18 million to fund ongoing capital needs and to support working capital. The first draw down of this facility will be in February 2013.

The Company obtained TSX approval to recommend share buy-back from February 11, 2013.  The buy-back program remains open until February 10, 2014.

END OF NOTES TO FINANCIAL STATEMENTS

19 | Besra (formerly Olympus Pacific Minerals Inc.) Q2 2013

Financial Statements (Unaudited)
December 31, 2012
Board of Directors and
Senior Officers

Board of Directors

David A. Seton
Executive Chairman

Kevin M. Tomlinson
Deputy Chairman and Lead Independent Director

Leslie G. Robinson
Independent Director

N. Jon Morda
Independent Director

Senior Officers

David A. Seton
Executive Chairman

John A. G. Seton
Chief Executive Officer

S. Jane Bell
Chief Financial Officer

Charles A. F. Barclay
Chief Technical Officer

Le Minh Kha
VP Commercial (Vietnam)

Paul F. Seton
Chief Commercial Officer

Darin M. Lee
Chief Operating Officer

James W. Hamilton
VP Investor Relations

Jeffrey D. Klam
General Counsel & Corporate Secretary

Corporate Information

Corporate Office
Besra Gold Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416 572 2525
Toll-Free: 888 902 5522
Facsimile: 416 572 4202
info@besra.com
www.besra.com

Stock Exchange Listings
Toronto Stock Exchange: BEZ
Australian Securities Exchange: BEZ
OTCQX : BSRAF

Inquiries relating to shareholdings should
be directed to the Transfer Agent

Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1

Toll-Free: 800 564 6253 (North America)
Toll-Free: 514 982 7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia

Telephone: 61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com

Auditors
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Telephone: 416 864 1234
Facsimile: 416 864 1174